UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 16, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

KemPharm, Inc.

File No. 333-202660 - CF#31943

KemPharm, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibits to a Form S-1 registration statement filed on March 11, 2015, as amended.

Based on representations by KemPharm, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

> Exhibit 2.1 through December 22, 2019
> Exhibit 10.1 through December 22, 2019
> Exhibit 10.10 through December 22, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary